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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                              --------------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                                     739256-10-5
--------------------------------------------------------------------------------
                                    (CUSIP Number)



                                   OCTOBER 25, 1996
--------------------------------------------------------------------------------
               (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box:
/ X /

    Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                           (Continued on following pages.)


                                 (Page 1 of 6 Pages)


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CUSIP No. 739256-10-5                 13D                                Page 2


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
                                BRIL CORPORATION

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /XX/
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CONNECTICUT
-------------------------------------------------------------------------------
NUMBER OF SHARES             (7) SOLE VOTING
BENEFICIALLY OWNED                 POWER          149,468
BY EACH REPORTING           --------------------------------------------------
PERSON WITH                  (8) SHARED VOTING
                                    POWER
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE
                                    POWER         149,468
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      149,468
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                   / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------


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                                                                         Page 3

ITEM 1 - SECURITY AND ISSUER


Common Stock ($ .0001 par value) of Power Designs Inc., 250 Executive Drive, Edgewood, NY 11717 (the "Company").

ITEM 2 - IDENTITY AND BACKGROUND

    WITH REGARD TO THE FILER OF THE STATEMENT

a)  BRIL Corporation ("BRIL" or "Filer"); organized in Connecticut
b) Business address and Executive Offices at Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
c)  Engaged in investment and consulting
d)  No criminal convictions or proceedings
e)  No civil proceedings with regard to security laws
f)  n/a

    WITH REGARD TO THE OFFICERS AND DIRECTORS OF THE FILER

a)  Gary M. Laskowski; President and Director of the Filer
b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
c)  Engaged in investment and consulting
d)  No criminal convictions or proceedings
e)  No civil proceedings with regard to security laws
f)  United States of America

a)  Jonathan D. Betts; Vice President of the Filer
b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
c)  Engaged in investment and consulting
d)  No criminal convictions or proceedings
e)  No civil proceedings with regard to security laws
f)  United States of America

ITEM 3 - SOURCE AND AMOUNT OF FUNDS

    On October 25, 1996 BRIL purchased 149,468 Shares of the Company's Common Stock ("Shares") for $25,000 from Venture Partners, Ltd. ("Venture Partners"). The source of the consideration was BRIL's working capital.

ITEM 4 - PURPOSE OF TRANSACTION

    Venture Partners initiated this transaction in order to liquidate its holdings in the Company. See description at Item 3 above, which is incorporated by reference. BRIL has no other current plans or proposals to cause the Company to issue securities to any person or that would result in any person's acquiring securities. However, on


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                                                                        Page 4


October 11, 1996 the Company, through its subsidiary PDIXF Acquisition Corp. ("PDIXF"), agreed to acquire several product lines of Penril Datacomm Networks, Inc. and its subsidiaries Constant Power, Inc. and Technipower, Inc. In financing that acquisition, the Company and PDIXF issued certain debt instruments and warrants. The acquisition was reported on a Form 8-K dated October 28, 1996. In addition, BRIL may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D. As of the date of this Filing, no specific plans or proposals had been formulated by BRIL.

    Certain statements contained in the paragraph above regarding matters that are not historical facts, including, among others, statements regarding the Filer's plans with regard to its investment plans, are forward looking statements (as such term is defined in the Securities Act of 1933 as amended). Such forward looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward looking statements.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

    (a) As of October 25, 1996, BRIL owns 149,468 restricted Shares, which constitutes 6.2% of the issued and outstanding Shares of the Issuer, as computed under Rule 13d-3(d)(1)(i).

    In addition to these amounts, Mr. Laskowski owns 10,000 Shares of record and a pension plan trust for the benefit of Mr. Laskowski and Mr. Betts, of which they are trustees, owns 200 Shares. Mr. Laskowski and Mr. Betts are also officers of Millenia Capital Holding LLC, which owns 1,072,028 Shares, Inverness Corporation, which as of October 11, 1996 owns a warrant convertible into 1,297,963 Shares (as computed under Rule 13d-3(d)(1)(i)).

(b)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                            Power to Vote              Dispositive Power
------------------------------------------------------------------------------
Name                Sole           Shared         Sole           Shared
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Mr. Laskowski      10,000         2,519,659(x)   10,000         2,519,659(y)
------------------------------------------------------------------------------

Mr. Betts               0         2,519,659(x)        0         2,519,659(y)
------------------------------------------------------------------------------
------------------------------------------------------------------------------


    x.   Voting power shared between Mr. Laskowski and Mr. Betts.
    y. Dispositive power shared among Mr. Laskowski, Mr. Betts and their spouses.


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                                                                        Page 5


    The following information is provided as to the spouses of Mr. Laskowski and Mr. Betts:

         a)   Deborah Laskowski; shareholder of the Filer
         b) Business address at Venture Partners Ltd., Mill Crossing, 122 Mill Street, East Berlin, CT 06023
         c)   Engaged in marketing for an unaffiliated company.
         d)   No criminal convictions or proceedings
         e)   No civil proceedings with regard to security laws
         f)   United States of America

         a)   Kathleen Betts; shareholder of the Filer
         b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
         c) Engaged in underwriting as an employee of an unaffiliated insurance company.
         d)   No criminal convictions or proceedings
         e)   No civil proceedings with regard to security laws
         f)   United States of America

c)  None other than those described at Item 5(a) above.

d)  Not applicable.

e)  Not applicable.


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                                                                         Page 6


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Filer has no current contracts, agreements, understandings or relationships with any other person with respect to shares of the Company's common stock or other securities, except as described in Items 3 and 4(a), which are incorporated by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None.


                                      SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    November 11, 1996
                                   ------------------------------
                                       (Date)

                                    VENTURE PARTNERS LTD.


                                    By:   /s/ Gary M. Laskowski
                                      ---------------------------
                                          (Signature)
                                    Name:  Gary M. Laskowski
                                    Title: President


44298-1